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                                                                    EXHIBIT 12.3

                 COMPUTATION OF RATIO OF TOTAL DEBT TO EBITDA(1)

      The following table sets forth Lamar Media's ratio of total debt to EBITDA for the periods indicated.

                                                                                                                  TWELVE
                                                                                                                  MONTHS
                                                                                           SIX MONTHS ENDED        ENDED
                                             YEARS ENDED DECEMBER 31,                          JUNE 30,          JUNE 30,
                         --------------------------------------------------------------   -------------------   ----------
(dollars in thousands)      2000         2001         2002         2003         2004        2004       2005        2005
----------------------   ----------   ----------   ----------   ----------   ----------   --------   --------   ----------
Total debt               $1,738,280   $1,524,085   $1,706,933   $1,417,363   $1,372,434        N/A        N/A   $1,334,549

EBITDA(2)                $  333,548   $  327,704   $  328,501   $  287,551   $  394,464        n/a        n/a   $  432,167

Ratio of total debt to
EBITDA                          5.2          4.7          5.2          4.9          3.5        n/a        n/a          3.1
                         ==========   ==========   ==========   ==========   ==========   ========   ========   ==========

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(1)   The ratio of total debt to EBITDA is defined as total debt divided by
      EBITDA.

(2) EBITDA is defined as earnings (loss) before interest, taxes, depreciation and amortization. For the fiscal years ended 2002 and 2003, EBITDA includes $5.9 million and $21.1 million in loss on debt extinguishment, respectively, and EBITDA for the year ended 2003 also includes a cumulative effect of a change in accounting principle of $40.2 million. EBITDA represents a measure that we believe is customarily used to evaluate the financial performance of companies in the media industry. Our management also believes that EBITDA is useful in evaluating our core operating results. However, EBITDA is not a measure of financial performance under accounting principles generally accepted in the United States of America and should not be considered an alternative to operating income or net income as an indicator of our operating performance or to net cash provided by operating activities as a measure of our liquidity. Because EBITDA is not calculated identically by all companies, the presentation in this prospectus may not be comparable to those disclosed by other companies. In addition, the definition of EBITDA differs from the definition of EBITDA applicable to the covenants for the notes. Please refer to the reconciliation of EBITDA to net income (loss) on page 11 of the prospectus.